Exhibit 1

Media release

21 December 2011

Appointment of Robert Elstone to the Westpac Board

Westpac Banking Corporation announces the appointment of Robert Elstone to the Westpac Board.  Mr Elstone’s appointment will become effective on 1 February 2012.

Mr Elstone has over 25 years experience in senior management roles spanning investment banking, the aviation and resource materials industries, and financial markets and risk management.

Westpac Chairman, Lindsay Maxsted, welcomed Mr Elstone’s appointment saying his extensive background in capital markets and proven track record in leadership roles will further strengthen the Board and complement the skills of the existing Directors.

From July 2006 until October 2011 Mr Elstone was Managing Director and CEO of ASX Limited (ASX).

Before his role at ASX, he was Managing Director and CEO of SFE Corporation, holding company for the Sydney Futures Exchange, from May 2000 until the merger with ASX in July 2006. He had previously held senior executive positions as Chief Financial Officer of two major Australasian companies — Pioneer International and Air New Zealand. During the 1980s, he led the Australian office of Paribas’ international capital markets activities.

Mr Elstone was an inaugural member of the Board of Guardians of the Future Fund of Australia until his appointment as Managing Director and CEO of ASX.

He is an Adjunct Professor in the School of Business at the University of Sydney.  Between 2007 and 2009 he was Chairman of the Financial Sector Advisory Council to the Federal Treasurer.

Mr Elstone will be an independent Non-executive Director.

Ends

For Further Information

Paul Marriage

Head of Group Media Relations

Westpac Banking Corporation

Ph: +61 2 8219 8512

Westpac Banking Corporation Incorporated in Australia – ABN 33 007 457 141.